Exhibit (a)(1)(O)

ACTUATE CORPORATION

OFFER TO PURCHASE FOR CASH

Up to a Maximum of $60 Million Worth of its Common Stock
At a Purchase Price Not Greater Than $3.50 Nor Less Than $3.00 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME ON THURSDAY, DECEMBER 18, 2008, UNLESS THE OFFER IS EXTENDED.

December 5, 2008

To Our Clients:

On November 5, 2008, Actuate Corporation, a Delaware corporation (the “Company”), distributed an Offer to Purchase (the “Initial Offer to Purchase”) and a related Letter of Transmittal (the “Initial Letter of Transmittal”) in connection with its tender offer to purchase for cash up to $60 million worth of shares of its common stock, $0.001 par value per share (the “common stock”), at a price not greater than $3.40 per share nor less than $3.15 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Initial Offer to Purchase and the Initial Letter of Transmittal. The tender offer was scheduled to expire at 5:00 p.m., New York City time, on December 5, 2008.

On November 24, 2008, the Company distributed a Supplement to Offer to Purchase (the “First Supplement”) and a related Letter of Transmittal (the “Amended Letter of Transmittal”) to amend and supplement the Initial Offer to Purchase to, among other things, amend the price at which we will purchase the common stock at a price not greater than $2.60 per share nor less than $2.20 per share, upon the terms and subject to the conditions described in the Initial Offer to Purchase and the Initial Letter of Transmittal, as amended and supplemented by the First Supplement and Amended Letter of Transmittal (the “Original Offer to Purchase”). The Original Offer to Purchase was scheduled to expire at 12:00 midnight, New York City time, on December 8, 2008.

The Company has increased the price per share at which shareholders may tender shares to a price not greater than $3.50 per share nor less than $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest thereon. The Company has also amended the timeframes for the Conditions of the Offer and extended the tender offer period. The tender offer is now scheduled to expire at 12:00 midnight New York City time, on December 18, 2008.

Enclosed for your consideration are the Second Supplement to Offer to Purchase, dated December 5, 2008 (the “Second Supplement” and together with the Initial Offer to Purchase and the First Supplement, the “Offer to Purchase”), and the related Second Amended Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

On the terms and subject to the conditions of the Offer, the Company will determine a single per share price, not greater than $3.50 nor less than $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares validly tendered and not validly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. After the Offer expires, the Company will review the prices chosen by shareholders for all of the shares validly tendered. The Company will then select the lowest purchase price (in multiples of $0.05) within the price range specified above that will allow it to purchase up to $60 million worth of shares. If fewer shares are validly tendered, the Company will select the price that will allow it to purchase all shares validly tendered and not validly withdrawn. The Company will purchase all shares validly tendered and not validly withdrawn before the Expiration Date at or below the purchase price the Company selects, net to the seller in cash, less any applicable withholding tax and without interest, on the terms and subject to the conditions of the Offer, including proration provisions, “odd lot” provisions and conditional tender provisions. All shares acquired in the Offer will be acquired at the same purchase price. The Company reserves the right, in its sole discretion, to amend or terminate the Offer, pursuant to the Offer and subject to applicable law. See Sections 1 and 16 of the Offer to Purchase. The Company will return shares tendered at prices greater than the purchase price selected by the Company and shares not purchased because of conditional tenders to the tendering shareholders at the Company’s expense as promptly as practicable after the Offer expires. See Sections 1 and 3 of the Offer to Purchase.

If the number of shares validly tendered and not validly withdrawn before the Expiration Date is less than or equal to $60 million worth of shares, the Company will, on the terms and subject to the conditions of the Offer, purchase at the purchase price selected by the Company all shares so tendered.

On the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than $60 million worth of shares are validly tendered at or below the purchase price and not validly withdrawn, the Company will buy shares first, from all shareholders who own beneficially or of record, an aggregate of fewer than 100 shares (an “Odd Lot Holder”) who validly tender all their shares at or below the purchase price, second, on a pro rata basis from all other shareholders who validly tender shares at or below the purchase price, subject to any conditional tenders, and third, if necessary to permit the Company to purchase $60 million worth of shares (or any such greater number of shares as the Company may elect to purchase, subject to applicable law), from holders who have tendered shares at or below the purchase price subject to the condition that a specified minimum number of the holder’s shares are purchased in the Offer, as described in Section 6 of the Offer to Purchase (for which the condition was not initially satisfied, and provided the holders tendered all of their shares) by random lot, to the extent feasible. See Sections 1, 3 and 6 of the Offer to Purchase.

We are the owner of record of shares held for your account. As such, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the Second Amended Letter of Transmittal for your information only; you cannot use it to tender shares we hold for your account.

Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the Offer.

Please note the following:

1. You may tender your shares at prices not greater than $3.50 nor less than $3.00 per share, as indicated in the attached Instruction Form, net to you in cash, less any applicable withholding tax and without interest.

2. If you previously tendered shares by completing and returning an Instruction Form, your tender is no longer valid. If you have already tendered your shares (or directed or instructed that your shares be tendered) and you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions in the Offer to Purchase as amended and supplemented, the Second Supplement and the Second Amended Letter of Transmittal, you must submit a new tender of your shares by completing and returning the attached Instruction Form. If you do not submit a new tender of your already tendered shares, your previously tendered shares will be deemed to have been withdrawn and will not be accepted and such shares will be returned to you.

3. You should consult with your broker or other financial or tax advisor on the possibility of designating the priority in which your shares will be purchased in the event of proration.

4. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain conditions described in Section 7 of the Offer to Purchase.

5. The Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on December 18, 2008 (previously, the Offer was scheduled to expire on December 8, 2008), unless the Company extends the Offer.

6. The Offer is for up to $60 million worth of shares, constituting up to approximately 32.86% of the total number of outstanding shares of the Company’s common stock as of October 31, 2008, assuming the Company purchases the shares at the minimum price of $3.00.

7. Tendering shareholders who are registered shareholders or who tender their shares directly to the Depositary will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Second Amended Letter of Transmittal, stock transfer taxes on the Company’s purchase of shares under the Offer.

8. If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your shares. We must submit separate Second Amended Letters of Transmittal on your behalf for each price you designate.

9. If you are an Odd Lot Holder and you instruct us to tender on your behalf all of the shares that you own at or below the purchase price before the Expiration Date and check the box captioned “Odd Lots” on the attached Instruction Form, the Company, on the terms and subject to the conditions of the Offer, will accept all such shares for purchase before proration, if any, of the purchase of other shares validly tendered at or below the purchase price and not validly withdrawn before the Expiration Date.

10. If you wish to condition your tender upon the purchase of all shares tendered or upon the Company’s purchase of a specified minimum number of the shares which you tender, you may elect to do so and thereby avoid possible proration. The Company’s purchase of shares from all tenders which are so conditioned, to the extent necessary, will be determined by random lot. To elect such a condition, complete the section captioned “Conditional Tender” in the attached Instruction Form.

If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the attached Instruction Form.

Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit a tender on your behalf before the Expiration Date of the Offer. Please note that the Offer and proration period will expire at 12:00 midnight, New York City time, on Thursday, December 18, 2008 (previously, the Offer was scheduled to expire on December 8, 2008), unless the Offer is extended or earlier terminated.

The Offer is being made solely under the Offer to Purchase and the related Second Amended Letter of Transmittal and is being made to all record holders of shares of the Company’s common stock. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

The Company’s Board of Directors has approved the Offer. However, neither the Company, its Board of Directors, the Dealer Manager, the Depositary nor the Information Agent makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices. Shareholders should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Second Amended Letter of Transmittal, including the Company’s reasons for making the Offer. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.

INSTRUCTION FORM
INSTRUCTIONS FOR TENDER OF SHARES OF ACTUATE CORPORATION

By signing this Instruction Form you acknowledge receipt of our letter and the Offer to Purchase dated November 5, 2008, the Supplement to the Offer to Purchase dated November 24, 2008, the enclosed Second Supplement to the Offer to Purchase dated December 5, 2008, and the related Second Amended Letter of Transmittal in connection with the Offer by Actuate Corporation, a Delaware corporation (“Actuate”), to purchase shares of its common stock, $0.001 par value per share. Actuate is offering to purchase $60 million worth of shares at a price not greater than $3.50 nor less than $3.00 per share, to the seller in cash, without interest (the “Offer”), as specified by stockholders tendering their shares, or such lesser amount of shares as are properly tendered. Actuate’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Second Amended Letter of Transmittal, which, as they may be amended or supplemented from time to time together constitute the Offer.

This will instruct us to tender to Actuate, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the Offer.

Number of shares to be tendered:            shares. (Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.)

PRICE AT WHICH YOU ARE TENDERING
(See Instruction 5 to the Second Amended Letter of Transmittal)

You must check one box and only one box if you want to tender your shares. If more than one box is checked or if no box is checked, your shares will not be properly tendered.

SHARES TENDERED AT A PRICE DETERMINED BY YOU:

☐	By checking one of the following boxes below INSTEAD OF THE BOX UNDER “SHARES TENDERED AT A PRICE DETERMINED PURSUANT TO OUR OFFER,” you are tendering shares at the price checked. This action would result in none of your shares being purchased if the purchase price selected by Actuate for the shares is less than the price checked below. If you want to tender portions of your shares at more than one price, you must complete a separate Instruction Form for each price at which you tender shares. The same shares cannot be tendered at more than one price.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED

☐ $3.00	☐ $3.20	☐ $3.40
☐ $3.05	☐ $3.25	☐ $3.45
☐ $3.10	☐ $3.30	☐ $3.50
☐ $3.15	☐ $3.35

OR

SHARES TENDERED AT A PRICE DETERMINED PURSUANT TO OUR OFFER:

☐	By checking THIS ONE BOX INSTEAD OF ONE OF THE PRICE BOXES ABOVE, you are tendering shares and are willing to accept the purchase price selected by Actuate in accordance with the terms of its Offer. This action will maximize the chance of having Actuate purchase your shares (subject to the possibility of proration). Note that this could result in your receiving a price per share as low as $3.00.

CONDITIONAL TENDER

(See Instruction 13 to the Second Amended Letter of Transmittal)

You may condition your tender of shares on Actuate purchasing a specified minimum number of your tendered shares, all as described in Section 6 of the Offer to Purchase. Unless the minimum number of shares you indicate below is purchased by Actuate in its Offer, none of the shares you tender will be purchased. It is your responsibility to calculate that minimum number of shares that must be purchased if any are purchased, and you are urged to consult your own tax advisor before completing this section. Unless this box has been checked and a minimum number of shares specified, your tender will be deemed unconditional.

☐	The minimum number of shares that must be purchased, if any are purchased, is: shares.

If, because of proration, the minimum number of shares that you designated above will not be purchased, Actuate may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all your shares and checked this box:

☐	The tendered shares represent all shares held by me.

The method of delivery of this document is at the option and risk of the tendering stockholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure delivery.

SIGN HERE:

Signature(s):

Print Name(s):

Address(es):

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number:

Date:

My Account Number With You:

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